EXHIBIT (8)(e)

THIRD AMENDMENT TO PARTICIPATION AGREEMENT

(VANGUARD)

Third Amendment dated June 30, 2005

to the

Participation, Market Consulting and Administration Agreement

Dated June 22, 1998

THIS THIRD AMENDMENT (“Amendment”) to the Participation, Market Consulting and Administration Agreement dated June 22, 1998, as previously amended September 25, 2000 and June 30, 2001 (“Agreement”) is made and effective as of the 30th day of June 2005, by and among the original Parties to the Agreement, namely, Vanguard Variable Insurance Fund, Inc. (“Fund”), The Vanguard Group, Inc. (“Sponsor”), and Peoples Benefit Life Insurance Company (“Peoples Benefit”), (formerly known as Providian Life and Health Insurance Company) on its own behalf and on behalf of the Peoples Benefit Life Insurance Company Separate Account IV (“Separate Account IV”), Transamerica Financial Life Insurance Company (“TFLIC”), (formerly known as First Providian Life Insurance Company and AUSA Life Insurance Company) on its own behalf and on behalf of the Transamerica Financial Life Insurance Company Separate Account B (“Separate Account B” and, collectively with Separate Account IV, the “Accounts”). (Peoples Benefit and TFLIC are collectively referred to herein as the “Company”). All other terms capitalized herein shall have the same meaning as set forth in the Agreement.

WHEREAS, this Amendment shall supersede and replace those portions of the Agreement which conflict with the terms and provisions of the Amendment. All other terms and provisions of the Agreement that are not expressly modified by this Amendment shall remain unchanged and in full force and effect, and the entire Agreement shall include the entire original Agreement, dated June 22, 1998, the First Amendment dated September 25, 2000 the Second Amendment dated June 30, 2001, and this Third Amendment dated June 30, 2005.

WHEREAS, the Company and Sponsor are also parties to one certain Administrative Services Agreement dated September 1997, which is superseded and replaced by the Administrative Services Agreement dated June 30, 2001, which is incorporated herein by reference.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises, agreements and representations in this Amendment, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows.

1.	The Agreement shall be amended to provide that the initial term of the agreement shall be for a term of five years, commencing on June 30, 2005. The Agreement shall thereafter automatically renew each five-year period; provided that, during such renewal periods, either Company or the Sponsor may terminate the Agreement with cause upon six months’ advance written notice to the other party.

2.	The Company will review the pricing of the Contracts during the sixty-day period from April 1, 2008 to June 30, 2008. The Company will provide the findings to the Sponsor. A review of the pricing may occur at any time by the Company if:

•	Characteristics of the existing block change resulting in higher reinsurance, hedging or other costs;

•	Regulatory requirements resulting in higher costs not covered by the then current M&E charges;

•	Deferred Acquisition Cost (DAC) Tax significantly increases as determined by the Internal Revenue Service or new insurance company taxes are introduced not covered by the then current M&E charges;

•	The Company assumes additional responsibilities in the administration of the block in addition to current responsibilities as outlined in the Administrative Services Agreement dated June 30, 2001.

3.

In a given calendar year, when the average daily balance of the assets under management for the 4th calendar quarter is equal to or greater than $10 billion, the Company will waive a portion of the maximum M&E charge of ..20% by decreasing it by 0.01% for the Contracts. The Sponsor and Company agree to implement the reduction in the Charge as of the following May 1st. The “current” M&E charge (i.e., applying the waiver, the charge is equal to the guaranteed maximum charge less .01%) going forward will be .19%. Should the average daily balance for any subsequent 4th calendar quarter be equal to or less than $9.5 billion, the Company will terminate the waiver and resume the maximum M&E charge of .20% to be effective as of the following May 1st.

4.	Sponsor and Company shall develop an annual marketing plan in the fourth quarter of each calendar year for the following year. Sponsor and Company shall meet quarterly to plot the progress of the marketing plan. An annual marketing allowance of $150,000 will be provided to Vanguard for actively marketing the Vanguard Variable Annuity. This allowance is to be utilized for advertising and sales literature pieces designed to attract new clients and conservation-oriented marketing and sales literature pieces to retain existing clients. Fulfillment kits are not included in this allowance.

5.	Sponsor shall promptly inform Company as to the status of all advertisement and sales literature filings with the NASD for the Vanguard Variable Annuity and shall promptly notify Company in writing of all comments (if any) by the NASD. After the NASD filing, the Company will then begin filing advertisements and sales literature with the appropriate state regulatory authorities as required.

IN WITNESS WHEREOF, each of the Parties to this Amendment has caused this Amendment to be duly executed effective as of the date set forth above.

Company:		Sponsor:
Peoples Benefit Life Insurance Company		The Vanguard Group, Inc.
Transamerica Financial Life Insurance Company

By:	/s/ Anne M. Spaes	By:	/s/ Patricia A. Colley
	Anne M. Spaes		Patricia A. Colley
Title:	Vice President	Title:	Principal

Fund:
Vanguard Variable Insurance Fund, Inc.

By:	/s/ Patricia A. Colley
Patricia A. Colley
Title:	Principal